Exhibit 1.02

Pall Corporation
Conflict Minerals Report
For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (Dodd-Frank Act). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals that are necessary to the functionality or production of their products. Conflict Minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (3TG).

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the Covered Countries), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated in the Covered Countries, or if they are unable to determine the country of origin of those conflict minerals, then the issuer must exercise due diligence on the conflict minerals’ source and chain of custody. The registrant must annually submit a report, Conflict Minerals Report, to the SEC that includes a description of those due diligence measures.

The Conflict Minerals Report presented herein is not audited as the SEC has clarified that an independent private sector audit will not be required unless a company voluntarily elects to describe a product as DRC Conflict Free in its Conflict Minerals Report during the 2013 and 2014 reporting cycles.

The products that we manufacture or contract to manufacture are “DRC conflict undeterminable”, because as of December 31, 2013, we were unable to determine with any degree of certainty the origin of the 3TG contained in our products including the facilities used to process them, their country of origin or their mine or location of origin, or to determine whether they come from recycled or scrap sources. As a result, we are unable to determine based on a reasonable country of origin inquiry that the necessary conflict minerals did not originate in the covered countries defined in the Rule or come from scrap or recycled sources. For that reason, we are submitting this Conflict Minerals Report as an Exhibit to our specialized disclosure report on Form SD.

In accordance with the OECD Guidance and the Rule, this report is available on our website www.pall.com\investor.

1.	Company Overview

This report has been prepared by management of Pall Corporation (herein referred to as “Pall,” the “Company,” “we,” “us,” or “our”). The information includes the activities of all majority-owned subsidiaries and variable interest entities that are required to be consolidated. It does not include the activities of variable interest entities that are not required to be consolidated.

Pall is a leading supplier of filtration, separation and purification technologies. Our products are used to remove solid, liquid and gaseous contaminants from a variety of liquids and gases, and are principally made by us, using our engineering capability, fluid management expertise, proprietary filter media and manufacturing expertise.
Our products are used across a wide array of applications, including to:

•	discover, develop, validate and produce biotechnology drugs and make vaccines;

•	protect critical care hospital patients with infection control devices;

•	enhance the quality and efficiency of manufacturing processes;

•	keep equipment (such as manufacturing and mining equipment and airplanes) running efficiently; and

•	produce safe drinking water and protect the environment.

Exhibit 1.02

We serve customers through two businesses globally: Life Sciences and Industrial. The Life Sciences business group is focused on developing, manufacturing and selling products to customers in the BioPharmaceutical, Food & Beverage and Medical markets. The Industrial business group is focused on developing, manufacturing and selling products to customers in the Process Technologies, Aerospace and Microelectronics markets.
Supply chain

Our products range from simple filter sheets to complex filtration systems encompassing filter modules, pumps, valves, piping and electronic control systems.

We have manufacturing facilities in several countries world-wide including the United States. Our global manufacturing footprint has encouraged the development of a true global supply chain with many suppliers located in the same country as a Pall manufacturing facility and other, specialized suppliers, such as for plastic resin, supplying Pall manufacturing facilities worldwide.

Like other “downstream” companies, we rely on our direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied to us - including sources of 3TG that are supplied to them from lower tier suppliers.

It is not practical to conduct a survey of all our suppliers. We therefore determined that a reasonable approach is to conduct a survey of those suppliers where the nature of the component supplied, or the location of the supplier, provided a reason to believe that the components may contain 3TG. We surveyed direct suppliers representing in excess of 30% of our 2013 expenditures for direct components. We assessed our industry as well as others and confirmed that this risk-based approach is consistent with how many peer companies are approaching the Rule.

Conflict Minerals Policy

We have adopted the following conflict minerals policy:

1. Purpose. Pall Corporation supports ending the violence and human rights violations in the mining of certain minerals from a location described as the “Conflict Region,” which is situated in the eastern portion of the Democratic Republic of the Congo (DRC) and surrounding countries. The U.S. Securities and Exchange Commission (“SEC”) has adopted final rules to implement reporting and disclosure requirements related to “conflict minerals,” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The rules require manufacturers who file certain reports with the SEC to disclose whether the products they manufacture or contract to manufacture contain “conflict minerals” that are “necessary to the functionality or production” of those products.

2. Definitions. “Conflict Minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. Conflict Minerals originating from the Conflict Region are sometimes mined and sold to finance conflict in these countries.

3. Scope. This policy applies to all Directors, officers and employees of Pall, including all of its affiliated companies and subsidiaries, wherever located.

4. Policy. Our commitment as a Company is to:

4.1 Support the aims and objectives of the U.S. legislation on the supply of Conflict Minerals.

4.2 Not knowingly procure specified metals that originate from facilities in the Conflict Region that are not certified as “conflict free.”

4.3 Ensure compliance with these requirements, and ask our suppliers to undertake reasonable due diligence with their supply chains to assure that specified metals are being sourced only from:

Mines and smelters outside the Conflict Region or
Mines and smelters that have been certified by an independent third party as “conflict free” if sourced within the Conflict Region.

Exhibit 1.02

This due diligence includes having our suppliers provide written evidence documenting that raw materials used to produce gold, tin, tantalum and tungsten, used in the materials to manufacture components and products supplied to Pall Corporation, originate from outside the Conflict Region or if they originate from within the Conflict Region, that the mines or smelters be certified as “conflict free” by an independent third party. The aim is to ensure that only “conflict free” materials and components are used in products that we procure.

If we discover the use of these minerals produced in facilities that are considered to be “non-conflict free,” in any material, parts or components we procure, we will take appropriate actions to transition the products to be “conflict free.”

For additional information about our commitment to responsible sourcing and other human rights, see our Code of Conduct, which is publicly available on our website at www.pall.com\investor.

Our Conflict Minerals Policy is publicly available on our website at www.pall.com\investor.

2.     Due Diligence Process

2.1     Design of Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the framework in the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related Supplements for gold and for tin, tantalum and tungsten (OECD Guidance).

2.2     Management Systems

As described above, Pall has adopted a company policy, which is posted on our website at www.pall.com\investor.

Internal Team

Pall has established a management system for conflict minerals. Our management system includes a Conflict Minerals Reporting Team sponsored by the Chief Financial Officer that includes executive-level representatives and a team of subject matter experts from relevant functions such as compliance, strategic sourcing and engineering. The team of subject matter experts is responsible for implementing our conflict minerals compliance strategy and is led on a day-to-day basis by the Chief Compliance Officer who acts as the executive level conflict minerals program manager. Senior management and the Audit Committee of the Board of Directors are briefed about the results of our due diligence efforts.

Control systems

Controls include our Code of Conduct, which outlines expected behaviors for all Pall employees, our Supplier Code of Conduct, our Conflict Minerals Policy, and our supplier onboarding process and supplier portal.

Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have actively communicated with suppliers we have reason to believe may be providing 3TG to us. This includes conducting training on the requirements of the conflict minerals provisions in the Dodd-Frank Act, on our expectations that suppliers cooperate in providing us with 3TG information for their products, and on the use of our supplier management portal and reporting template to provide that information to us.

Grievance Mechanism

We have multiple longstanding grievance mechanisms whereby employees and suppliers can report violations of Pall’s policies.

These mechanisms include a dedicated compliance email: compliancequestions@pall.com and the Pall AlertLine, which is available online at http://alertline.pall.com or by telephone using a list of local access telephone numbers. Employees and suppliers can also directly call the Chief Compliance Officer in New York at (516) 801-9846. These mechanisms are contained in the Code of Conduct, which is provided to all employees.

Exhibit 1.02

Maintain records

We have adopted a policy to retain relevant documentation for 5 years.

2.3     Identify and assess risk in the supply chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

Pall engineers conducted an analysis to determine which Pall products we have reason to believe may contain 3TG. In addition, our processes for new product introduction and for engineering change were revised to include a determination of whether there is reason to believe that a product may contain 3TG.

Based on the products identified by the engineering team, as well as other information available to the strategic sourcing team, the strategic sourcing team identified the existing suppliers supplying Pall with products that could contain 3TG. Based on this process, as of December 31, 2013, we identified 2,904 suppliers we have reason to believe may be supplying 3TG to Pall.

Additionally, our new supplier onboarding processes were revised to include a determination of whether products or components supplied by such new suppliers contain 3TG.

As described further below, we used a reporting template to seek information from a cross-section of these suppliers as to the smelters and refiners used by them. Finally, we used the Conflict Free Smelter and Refiner lists developed by the Conflict Free Sourcing Initiative (CFSI) to determine the status of smelters and refiners identified by our suppliers.

Although many of our largest suppliers are also SEC registrants and subject to the Rule, we expect that some if not all of them will not be able to determine that their products are DRC Conflict Free. Further, we rely on our suppliers whose components may contain 3TG, to provide us with information about the source of conflict minerals contained in the components supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

2.4     Design and Implement a Strategy to Respond to Risks

In response to this risk assessment, Pall has an approved risk management plan, through which the conflict minerals program is implemented, managed and monitored. Updates to this risk assessment are provided to senior management.

As part of our risk management plan and to ensure suppliers understand our expectations, we have provided training to suppliers that we have reason to believe may supply us with 3TG on the requirements of the Dodd-Frank Act’s conflict minerals provisions, on our expectations that suppliers cooperate in providing us with 3TG information for their products, and on the use of our supplier portal and reporting template to provide that information to us.

As described in our conflict minerals policy, we will engage any of our suppliers whom we have reason to believe are supplying us with 3TG from sources that may support conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD guidance. We have found no instances where it was necessary to terminate a contract or find a replacement supplier.

2.5	Carry out Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain.

Exhibit 1.02

3.     Due Diligence Results

Request Information

We conducted a survey of our suppliers that we have reason to believe may be supplying us with 3TG using a modified version of the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the Template). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to Pall’s supply chain. It includes questions regarding a supplier’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on EICC’s website. We understand that many companies are using the CFSI Reporting Template in their due diligence processes related to conflict minerals.

Through the information provided by the CFSI and by requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

Survey Responses

As of December 31, 2013, we had identified 2,904 suppliers that we have reason to believe may be supplying 3TG to Pall. As of that date, we sent the Template to 1,902 (65.5%) of those suppliers.

As of December 31, 2013, we received responses from 404 (21.24%) of the suppliers surveyed. We reviewed the responses against criteria developed by the Company to determine which of the responses required further engagement with our suppliers. These criteria included outright refusals to respond, untimely or incomplete responses as well as inconsistencies within the data reported on the Template. We worked directly with these suppliers to obtain revised responses.

Responses from 7 suppliers included the names of 11 entities listed by those suppliers as smelters or refiners. We compared these facilities to the CFSI list of smelters and refiners and where a supplier indicated that the facility was certified as conflict-free, we ensured that the name was listed by CFSI. 9 of these entities were identified as certified conflict-free using the CFSI Refiner and Smelting lists. The remaining 2 processing facilities were not validated as conflict-free. We are working with the suppliers involved to determine the status of these 2 facilities.

The remaining 397 responses received were unable to specify the smelters or refiners used for components supplied to Pall. With the exception of the 7 suppliers described above, we are therefore unable to determine whether any of the components or parts supplied to us contained 3TG.

Exhibit 1.02

Smelters or Refiners

Table 1 below lists the smelters and refiners identified by our responding suppliers and their conflict minerals status:

Metal	Smelter or Refiner Facility Name†
Gold	AngloGold Ashanti Córrego do Sítio Minerção *
Gold	Argor-Heraeus SA *
Gold	Asahi Pretec Corporation *
Gold	Dowa *
Gold	Metalor Technologies (Hong Kong) Ltd *
Gold	Metalor Technologies SA *
Gold	Metalor USA Refining Corporation *
Tantalum	H.C. Starck Group *
Tungsten	Luoyan Mudu Tungsten & Molybdenum Technology Co. Ltd.
Tin	EM Vinto
Tin	Minsur *

†	Smelter and refiner facility names as reported by the CFSI as of May 15, 2014.

*	Denotes smelters and refiners that have received a “conflict free” designation from an independent third party audit program as of May 15, 2014.

4.     Steps to be taken to mitigate risk

We intend to take the following steps to improve the due diligence conducted to further mitigate any risk that the necessary conflict minerals in our products could finance or benefit armed groups in the DRC or adjoining countries:

a.	Expand the number of suppliers requested to supply information.

b.
Incorporate requirements related to conflict minerals in our standard template for supplier contracts so that current and future suppliers are obligated to comply with our policy on conflict minerals, including participation in a supply chain survey and related due diligence activities.

c.
Directly engage with suppliers who we have reason to believe may supply us with 3TG, including by directing them to training resources to attempt to increase the response rate and improve the content of the supplier survey responses.

d.
Engage any of our suppliers found to be supplying us with 3TG from sources that finance or benefit armed conflict in the DRC or any adjoining country to establish an alternative source of 3TG that does not finance or benefit such conflict.

e.	Encourage our direct suppliers and in turn their suppliers to use smelters and refiners that are on the CFSI’s list as conflict-free.